BANCO ITAU S.A.
CNPJ - 60.701.190/0001-04                               A Publicly Held Company


                           ANNOUNCEMENT TO THE MARKET


                         PAYMENT OF INTEREST ON CAPITAL
            COMPLEMENTARY TO INTEREST PAID IN THE FIRST HALF OF 2002
            --------------------------------------------------------

         We wish to inform Shareholders that the Administrative Council meeting on August 5, 2002 has decided to distribute the following interest on capital, complementary to interest paid during the first half of the current year as an integral part of the mandatory dividend for the financial year 2002 pursuant to item 16.2 of the articles of association:

1. on September 2, 2002, R$ 1.06 per thousand shares will be paid less 15% income tax at source resulting in net interest of R$ 0.901 per thousand shares except in the case of those shareholders already certified as either not subject to or exempt from such a tax payment;

2. the basis for the calculation of this payment of interest is the shareholding position as at August 16, 2002, the company's shares being traded on the Stock Exchanges "ex-complementary interest on capital" as from August 19, 2002 .

                          Sao Paulo-SP, August 5, 2002.

                                 BANCO ITAU S.A.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director